SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF JANUARY 2008

                                 LANOPTICS LTD.
                              (Name of Registrant)


               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-126416 and 333-112136 and 333-121611 and 333-139707 and 333-144251 and Form S-8 Registration Statements File Nos. 33-71822 and 333-134593.

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  LANOPTICS LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: January 3, 2008

    LANOPTICS TO COMPLETE ACQUISITION OF SUBSTANTIALLY ALL OF EZCHIP'S EQUITY

           LANOPTICS TRADING MOVES TO NASDAQ GLOBAL MARKET; APPLIED TO
                         CHANGE TRADING SYMBOL TO "EZCH"

     YOKNEAM, ISRAEL, JANUARY 3, 2008 - LanOptics Ltd. (NASDAQ: LNOP), a provider of Ethernet network processors, announced today that the last two principal shareholder groups of its subsidiary, EZchip Technologies Ltd., have elected to exchange all of their shares of EZchip for shares of LanOptics. This exchange represents the last major step in LanOptics' long-term plan to acquire 100% ownership of EZchip.

     LanOptics will acquire preferred shares of EZchip from the two principal shareholders, representing the equivalent of 20,047,365 EZchip ordinary shares, in exchange for the issuance of 5,011,841 LanOptics shares. The resulting dilution in each LanOptics shareholder's percentage of ownership will be substantially offset by the increase in LanOptics' holdings in EZchip. LanOptics' business consists exclusively of the business of EZchip, a company that is engaged in the development and sales of Ethernet network processors.

     Following the exchange, LanOptics will own approximately 99% of the outstanding share capital of EZchip, or 89% on a fully diluted basis. The residue represents unissued EZchip shares subject to outstanding EZchip options held by current and former employees of EZchip. Pursuant to the exchange agreement, LanOptics is required to register the shares issued in the exchange with the U.S. Securities and Exchange Commission.

     LanOptics further announced that starting tomorrow, January 4, 2008 the company's ordinary shares will be traded on the NASDAQ Global MarketSM. The company has also applied to change its trading symbol from "LNOP" to "EZCH" effective January 17, 2008.

     "It is an exciting day in the history of our company and the beginning of a new era," commented Eli Fruchter, the Chairman of LanOptics and CEO of EZchip. "It has been our long-term goal to acquire full ownership of EZchip and we are excited to finally reach this milestone. We expect the rationalizing of our corporate structure and the unifying of the shareholdings in the two companies under our EZchip brand name to further support the company's continued growth and allow various efficiencies in the operation of the businesses."

     "We are also delighted to announce our upgrade to the NASDAQ Global MarketSM - a testament to the company's recent results and increased trading in the company's shares. We expect the move to the more prestigious NASDAQ Global MarketSM, combined with our new trading symbol - "EZCH", once approved, will provide greater visibility and liquidity to our shares and promote our EZchip brand name recognition," Mr. Fruchter added.

     This press release shall not constitute an offer to sell or solicitation of an offer to buy, any securities of LanOptics.

ABOUT LANOPTICS

LanOptics' business consists exclusively of the business of EZchip, a company that is engaged in the development and marketing of Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 100-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on LanOptics and EZchip, visit the web site at http://www.ezchip.com.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY PREDICTIONS BASED ON LANOPTICS' CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE LANOPTICS' ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THE RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE IMPACT OF COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER FACTORS INDICATED IN LANOPTICS' FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). FOR MORE DETAILS, REFER TO LANOPTICS' SEC FILINGS AND THE AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT ON FORM 20-F FILED ON MARCH 30, 2007 AND ITS CURRENT REPORTS ON FORM 6-K. LANOPTICS UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT OCCURRING EVENTS OR CIRCUMSTANCES, OR TO CHANGES IN OUR EXPECTATIONS, EXCEPT AS MAY BE REQUIRED BY LAW.

CONTACT:

Ehud Helft / Ed Job
CCGK Investor Relations
info@gkir.com / ed.job@ccgir.com
Tel: (US)+1-646-201-9246 /+1-646-213-1914